Contact

www.linkedin.com/in/artshaikh (LinkedIn)
circleit.com/ (Company)
digitalwill.com/ (Company)

Top Skills

Microsoft Dynamics
Microsoft CRM
CRM

Languages

English

Publications

CircleIt, a generational communication platform - reaches 1 million downloads globally

'Hallmark for the 21st century'

Art Shaikh, Founder and CEO of CircleIt- A Virtual Time Capsule Right At Your Fingertips!

Patents

Method and system for scheduling, indexing, categorizing , and triggering digital content and gifts for future delivery.

Art Shaikh

Founder & CEO | CircleIt | DigitalWill.com | The crazy one that will change the

Chicago, Illinois, United States

Summary

Founder & CEO of CircleIt. A generational platform that gives you the ability to send cards, media and gifts to your loved ones across time. The story behind CircleIt - Growing up, my father always had his camera around him, taking pictures and video at every family gathering. Photos would be developed and videos copied – and gifted to family members near and far. He always felt a tremendous amount of joy watching people’s reactions to these special gifts.

Over time, he began writing notes, documenting memories and creating handmade cards that he would stash safely away in a large box alongside his treasured family photos and beloved old home movies. My father left behind this box overflowing with photos, stories, cards and gifts for future life events with specific instructions on how and when to share these treasures with his beloved family. He wanted his legacy to live on – and for his family to continue experiencing his love long after he was gone.

CircleIt was built to replicate this unique gift. Built for my mother to help carry on his legacy. Built so that others can experience the joy it has given all of us. Built in memory of my father.

Experience

CircleIt

5 years

Founder & CEO

April 2020 - Present (2 years 9 months)

Chicago, Illinois, United States

A generational platform that gives you ability to send cards, media and gifts to loved ones across time. CircleIt is a generational platform helping people create customizable cards and personalized digital memories to be delivered to their loved ones' years, even decades, in the future. This gift can

be easily shared and securely stored for countless generations - allowing the safekeeping of priceless memories, stories, wisdom, family values, and off-the-record tales for generations to come.

Founder
January 2018 - April 2020 (2 years 4 months)
Chicago, Illinois, United States

DigitalWill.com
Founder & CEO
December 2021 - Present (1 year 1 month)
Chicago, Illinois, United States

A Smart Way To Prepare For Death. Death can be an uncomfortable topic, but DigitalWill.com is here to help you plan for the inevitable. We've built a secure service that gives you the control, flexibility, and peace of mind you need to ensure your digital footprint is documented and final wishes carried out exactly as you've planned.

Salesforce
7 years

Enterprise Sales eCommerce
October 2015 - May 2020 (4 years 8 months)
Chicago, IL

Enterprise Sales Fintech
June 2013 - October 2015 (2 years 5 months)
Chicago, Illinois

PowerObjects
Reginal Sales Director, Microsoft Dynamics CRM
2012 - 2013 (1 year)
Greater Chicago Area

Dun & Bradstreet
Relationship Manager
2003 - 2012 (9 years)
Chicago, IL